SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 23, 2026, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires -  Argentina, October 23, 20265 – IRSA Inversiones y Representaciones Sociedad Anónima (NYSE:IRS;BYMA:IRSA), transcribes below a summary of what was resolved in the Ordinary and Extraordinary General Shareholders' Meeting held on October 22, 2026

FIRST ITEM: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
It was resolved, by majority vote, to authorize the appointment of the representatives of shareholders ANSES-FGS and CRESUD S.A.C.I.F. Y A. (“CRESUD”) for them to approve and sign the meeting’s minutes together with the chairman.

SECOND ITEM: CONSIDERATION OF DOCUMENTS CONTEMPLATED IN SECTION 234, PARAGRAPH 1, OF LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2026.
It was resolved, by majority vote, to approve the documentation referred to in Section 234, Subsection 1 of the Argentine General Corporations Law No. 19,550 (“AGCL”) corresponding to the fiscal year ended June 30, 2026.

THIRD ITEM: CONSIDERATION OF THE FINANCIAL RESULT FOR THE FISCAL YEAR ENDED JUNE 30, 2026, AMOUNTING TO A PROFIT OF $394,080,843,322.03 (THREE HUNDRED NINETY-FOUR BILLION EIGHTY MILLION EIGHT HUNDRED FORTY-THREE THOUSAND THREE HUNDRED TWENTY-TWO PESOS WITH 03/100). CONSIDERATION OF THE DISTRIBUTION OF DIVIDENDS PAYABLE IN CASH AND/OR IN KIND FOR UP TO $211,000,000,000 (TWO HUNDRED ELEVEN BILLION PESOS).
It was resolved, by majority vote, to approve:
(i)
That 5% of the restated net income for the fiscal year, equivalent to ARS 20,849,890,100.31 (twenty billion eight hundred forty-nine million eight hundred ninety thousand one hundred pesos with thirty-one cents), be allocated to the legal reserve.
(ii)
That a cash dividend be distributed to the shareholders in proportion to their shareholdings, in the amount of ARS 211,000,000,000 (two hundred eleven billion pesos), delegating to the Board of Directors the implementation of its payment in the most operationally efficient manner to make such dividend available to the shareholders.
(iii)
That the remaining balance of the restated net income for the fiscal year, after deducting the legal reserve and the dividend, amounting to ARS 185,147,911,905.85 (one hundred eighty-five billion one hundred forty-seven million nine hundred eleven thousand nine hundred five pesos with eighty-five cents), be allocated to a discretionary reserve called “special reserve”, which may be used for future dividend distributions, share repurchases, and/or new projects related to the Company’s business plan, delegating to the Board of Directors the timing of its implementation based on the aforementioned purposes and, if applicable, the payment thereof in case a dividend distribution is decided.

FOURTH ITEM: CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2026.
It was resolved, by majority vote, to approve the performance of the Board of Directors for the fiscal year ended June 30, 2026, with respect to each of its members, as well as the performance of the Directors who also serve as members of the Audit and Executive Committees, for the activities carried out during the fiscal year ended June 30, 2026.

FIFTH ITEM: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2026.
It was resolved, by majority vote, to approve the performance of the Supervisory Committee for the fiscal year ended June 30, 2026.

SIXTH ITEM: CONSIDERATION OF COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS FOR THE FISCAL YEAR ENDED JUNE 30, 2026, IN THE AMOUNT OF $24,293,481,028.85 (TWENTY-FOUR BILLION TWO HUNDRED NINETY-THREE MILLION FOUR HUNDRED EIGHTY-ONE THOUSAND TWENTY-EIGHT PESOS WITH 85/100) (TOTAL COMPENSATION), EXCEEDING BY $4,589,438,862.75 (FOUR BILLION FIVE HUNDRED EIGHTY-NINE MILLION FOUR HUNDRED THIRTY-EIGHT THOUSAND EIGHT HUNDRED SIXTY-TWO PESOS WITH 75/100) THE FIVE PERCENT (5%) LIMIT OF ACCRUED PROFITS PURSUANT TO SECTION 261 OF THE AGCL AND RELATED REGULATIONS, IN VIEW OF THE PROPOSED DIVIDEND DISTRIBUTION.
It was resolved, by majority vote: (I) to approve the compensation of the Board of Directors of the Company for a total amount of ARS 24,293,481,028.85 (twenty-four billion two hundred ninety-three million four hundred eighty-one thousand twenty-eight pesos with eighty-five cents) corresponding to the fiscal year ended June 30, 2026. Such compensation includes technical and administrative functions performed by the Directors and is consistent with reasonable standards for executive compensation, taking into account the technical, operational, and business expertise of the Board members, their commitment to their duties, and comparable market practices in companies of similar size, all in accordance with the corporate governance practices established in the Company’s Corporate Governance Code; and (II) to authorize the Board of Directors to (i) proceed with the timely allocation and distribution of such compensation in accordance with the specific duties performed by its members, and (ii) make monthly advance payments of directors’ fees, ad referendum of the next Ordinary Shareholders’ Meeting.

SEVENTH ITEM: CONSIDERATION OF COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE IN THE AMOUNT OF $45,755,966.40 (FORTY-FIVE MILLION SEVEN HUNDRED FIFTY-FIVE THOUSAND NINE HUNDRED SIXTY-SIX PESOS WITH 40/100, ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2026.
It was resolved, by majority vote, to pay the Supervisory Committee a total amount of ARS 45,755,966.40 (forty-five million seven hundred fifty-five thousand nine hundred sixty-six pesos with forty cents) for the tasks performed during the fiscal year ended June 30, 2026, delegating to the Supervisory Committee itself the individual allocation of such amount.

EIGHTH ITEM: DETERMINATION OF THE NUMBER AND APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS, AND DETERMINATION OF THEIR TERMS OF OFFICE FOR UP TO THREE FISCAL YEARS, AS PER SECTION TWELVE OF THE BYLAWS.
It was resolved, by majority vote: (i) to maintain at twelve (12) the number of Regular Directors and to set at three (3) the number of Alternate Directors; (ii) to renew the appointments of Messrs. Fernando Adrián Elsztain, Oscar Pedro Bergotto, Daniel Ricardo Elsztain and Nicolás Bendersky as Regular Directors for a three-fiscal-year term, i.e., until June 30, 2029; (iii) to renew the appointment of Mr. Iair Manuel Elsztain as Alternate Director for a three-fiscal-year term, i.e., until June 30, 2029; and (iv) to appoint Mr. Gastón Roberto Kaplan as Alternate Director for a two-fiscal-year term, i.e., until June 30, 2028. It is hereby recorded that Messrs. Fernando Adrián Elsztain, Daniel Ricardo Elsztain and Nicolás Bendersky, Regular Directors, and Mr. Iair Manuel Elsztain, Alternate Director, qualify as non-independent, while Mr. Oscar Pedro Bergotto, Regular Director, and Mr. Gastón Roberto Kaplan, Alternate Director, qualify as independent, all in accordance with Section 11, Section III, Chapter III, Title II of the CNV Rules (2013 revision).

NINTH ITEM: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR.
It was resolved, by majority vote, to approve: (i) the appointment of Messrs. José Daniel Abelovich and Marcelo Héctor Fuxman and Ms. Paula Andrea Sotelo as regular members of the Supervisory Committee, and Mmes. Noemí Ivonne Cohn and Cynthia Deokmellian and Mr. Juan Ignacio Renna as alternate members of the Supervisory Committee for a term of one fiscal year, putting on record that, pursuant to the CNV Rules, the nominees act in their independent capacity and that they have provided remunerated professional assistance in connection with companies under Section 33 of the AGCL; and (ii) that authorization be granted to the proposed members of the Supervisory Committee to discharge duties in such capacity in other companies pursuant to the provisions of Sections 273 and 298 of the AGCL.

TENTH ITEM: APPOINTMENT OF CERTIFYING ACCOUNTANTS FOR THE FISCAL YEAR ENDING JUNE 30, 2027.
It was resolved, by majority vote, to approve the appointment, as certifying accountants for the fiscal year ending June 30, 2027, of: (a) PRICEWATERHOUSE & Co., member firm of PricewaterhouseCoopers, with Mr. Carlos Martín Barbafina as Regular External Auditor and Mr. Andrés Suárez as Alternate External Auditor; and (b) Estudio Lisicki, Litvin Auditores S.A., with Mr. José Daniel Abelovich as Regular External Auditor and Mr. Alejandro Javier De Simone and Ms. Paula Andrea Sotelo as Alternate External Auditors.

ELEVENTH ITEM: APPROVAL OF COMPENSATION PAYABLE TO CERTIFYING ACCOUNTANTS FOR THE FISCAL YEAR ENDED JUNE 30, 2026.
It was resolved, by majority vote, to approve fees in the amount of ARS 1,083,456,005.35 (one billion eighty-three million four hundred fifty-six thousand five pesos with thirty-five cents) for the tasks performed by the certifying accountants for the fiscal year ended June 30, 2026.

TWELFTH ITEM: TREATMENT OF THE AMOUNTS PAID AS PERSONAL ASSETS TAX BY THE COMPANY ACTING AS SUBSTITUTE RESPONSIBLE PARTY ON BEHALF OF THE SHAREHOLDERS.
It was resolved, by majority vote, that the amounts previously paid by the Company as substitute taxpayer on behalf of the shareholders, totaling ARS 2,882,446,839.03 (two billion eight hundred eighty-two million four hundred forty-six thousand eight hundred thirty-nine pesos with three cents), be fully absorbed by the Company.

THIRTEENTH ITEM: CONSIDERATION OF THE ANNUAL BUDGET FOR THE IMPLEMENTATION OF THE AUDIT COMMITTEE’S ANNUAL PLAN.
It was resolved, by majority vote, to approve a budget of ARS 15,300,000 (fifteen million three hundred thousand pesos) for the implementation of the Annual Plan of the Company’s Audit Committee.

FOURTEENTH ITEM: CONSIDERATION OF THE MERGER BY ABSORPTION OF TIENDA LOS GALLEGOS S.A. (“TIENDA LOS GALLEGOS”) AND LOS GALLEGOS MARTINEZ NAVARRO Y CIA S.A. (“LOS GALLEGOS”) INTO IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA AND APPROVAL OF THE SEPARATE AND CONSOLIDATED MERGER STATEMENTS OF FINANCIAL POSITION PREPARED FOR SUCH PURPOSE. CONSIDERATION OF THE PRELIMINARY MERGER AGREEMENT. AUTHORIZATIONS, DELEGATIONS AND APPOINTMENT OF A REPRESENTATIVE TO EXECUTE THE DEFINITIVE MERGER AGREEMENT AND COMPLETE ALL RELATED FORMALITIES.
It was resolved, by majority vote, to approve:
(i)
the corporate reorganization process.
(ii)
the Preliminary Merger Agreement among the Company, TIENDA LOS GALLEGOS and LOS GALLEGOS executed on September 8, 2026; the Company’s Special Separate Merger Financial Statements as of June 30, 2026; the Special Merger Financial Statements of TIENDA LOS GALLEGOS and LOS GALLEGOS as of June 30, 2026; the Company’s Special Consolidated Merger Financial Statements with TIENDA LOS GALLEGOS and LOS GALLEGOS as of June 30, 2026; and the reports of the Supervisory Committee and the Auditor.
(iii)
the absence of a share exchange ratio, considering that the Company directly owns 100% of the share capital of TIENDA LOS GALLEGOS and LOS GALLEGOS.eserve called “special reserve”, which may be used for future dividend distributions, share repurchases, and/or new projects related to the Company’s business plan, delegating to the Board of Directors the timing of its implementation based on the aforementioned purposes and, if applicable, the payment thereof in case a dividend distribution is decided.
(iv)
the delegation to the Board of Directors of the powers to accept non-material changes and/or amendments to the documentation under consideration requested by the regulatory authorities.
(v)
that, should the Argentine Securities Commission raise a material objection to any of the documents requiring the amendment of any of their terms, such documentation be subsequently ratified at a Shareholders’ Meeting.
(vi)
to authorize the members of the Board of Directors and/or attorneys-in-fact of the Company, acting individually and interchangeably, or in accordance with the combinations and amounts established in the Company’s Broad General Power of Attorney, to execute and deliver the Definitive Merger Agreement, with sufficient powers to delegate such authority to any other person as may be necessary.

FIFTEENTH ITEM: AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION, BOLSAS Y MERCADOS ARGENTINOS S.A., CAJA DE VALORES S.A. AND THE GENERAL INSPECTION OF CORPORATIONS.
It was resolved, by majority vote, to approve the appointment of attorneys Mmes. Carolina Zang, María Angélica Grisolía, Lucila Huidobro, Pilar Isaurralde, Nadia Dib and Maja del Valle Quiroga, Drs. Gastón Di Iorio, Francisco Durán and Gonzalo Sifon, and Ms. Andrea Muñoz, so that, acting individually and separately, they may carry out all such actions and/or formalities as may be required to secure authorization and/or registration of the resolutions adopted at this Shareholders’ Meeting by the Argentine Securities Commission, Bolsas y Mercados Argentinos S.A., Caja de Valores S.A. and the General Inspection of Corporations, with powers to file applications, sign briefs, accept and implement changes, be served notice, answer notices and/or objections, be served notice of resolutions, publish legal notices, withdraw documentation and carry out all such ancillary acts as may be required in connection with the authorization and/or registration referred to above.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

October 23, 2026	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets

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